[redacted]

11016048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH., D.C. 200

SEC FILE NUMBER
8- 65708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANWICH ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE DOCK STREET
(No. and Street)

STAMFORD | CT | 06902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES R. DAUGHERTY 203-406-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH, LLP
(Name – *if individual, state last, first, middle name*)

45 KNOLLWOOD RD SUITE 502 ELMSFORD NY 10523
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES R. DAUGHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANWICH ADVISORS, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

Notary Public

LOREN E. MORRISSEY
Notary Public
No. 115931
My Commission Expires July 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD, SUITE 502
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42ND STREET, 46TH FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Mr. Charles Daugherty
Stanwich Advisors, LLC
One Dock Street
Stamford, CT 06902

Dear Mr. Daugherty,

In planning and performing our audit of the financial statements and supplemental schedules of Stanwich Advisors, LLC (the "Company") as of December 31, 2010 and for the year then ended, on which we issued a report dated February 15, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.Making quarterly securities examinations, counts, verifications and comparisons

2.Recordation of differences required by Rule 17a-13

3.Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that the misstatement of the entity's financial statements, that is more than inconsequential, will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may not occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

Mr. Charles Daugherty
Stanwich Advisors, LLC

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use by the principal of Stanwich Advisors, LLC, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly,

Housman & Bloch LLP

Housman & Bloch LLP

New York, New York
February 15, 2011

STANWICH ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

STANWICH ADVISORS, LLC

INDEX

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD, SUITE 502
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42ND STREET, 46TH FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

INDEPENDENT AUDITORS' REPORT

To the Members,
Stanwich Advisors, LLC
Stamford, CT

We have audited the accompanying balance sheet of Stanwich Advisors, LLC, at December 31, 2010 and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2010 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

Housman & Bloch LLP

New York, New York
February 15, 2011

STANWICH ADVISORS, LLC
Balance Sheet
December 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 116,002
Placement fees receivable – current	6,566,290
Prepaid expenses	4,058
Other current assets	7,693
Total Current Assets	6,694,043
PROPERTY AND EQUIPMENT –	
Property and Equipment - net of accumulated depreciation (Note 2)	86,435
OTHER ASSETS	
Placement fees receivable - non-current	7,721,058
Security deposits	5,017
Total Other Assets	7,726,075
Total Assets	$ 14,506,553

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts and accrued expenses payable	$ 1,945
Accrued bonus pool	655,000
Total Liabilities	656,945
Commitments and Contingencies (Note 5)	
MEMBERS' EQUITY	13,849,608
Total Liabilities and Members Equity	$ 14,506,553

See the accompanying notes to the financial statements.

STANWICH ADVISORS, LLC
Statement of Operations
For the Year Ended December 31, 2010

FEE INCOME	$ 16,340,587
OPERATING EXPENSES	
Office payroll	1,004,236
Payroll taxes	39,118
Rent	76,618
Utilities	7,010
Telephone	34,799
Office supplies	4,506
Postage and delivery	7,661
Computer expenses	23,895
Insurance	93,640
Licenses and permits	57,051
Professional fees	66,533
Consulting	594,756
Automobile	98,832
Seminars and continuing education	31,891
Dues and subscriptions	32,235
Travel and entertainment	209,925
Advertising and client promotion	105,625
Contributions	3,020
Sundry	16,003
Depreciation and amortization	25,826
Total Operating Expenses	2,533,180
Income from Operations	13,807,407
OTHER INCOME	
Interest income	65
Net Income	$ 13,807,472

See the accompanying notes to the financial statements.

STANWICH ADVISORS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

Members' Equity – As previously reported on December 31, 2009 (Note 4)	$ 4,052,136
Prior period adjustment for accrued bonus pool (Note 4)	(315,000)
Members' Equity – January 1, 2010	3,737,136
Net income for year ended December 31, 2010	13,807,472
Members' distributions	(3,695,000)
Members' Equity - December 31, 2010	$ 13,849,608

See the accompanying notes to the financial statements.

STANWICH ADVISORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 13,807,472
Adjustments:	
Depreciation	25,826
Increase or Decrease in:	
Placement fees receivable – current	(3,387,511)
Prepaid insurance	54
Other current assets	19,808
Accounts payable	(31,644)
Accrued bonus pool	340,000
Net cash provided by operating activities	10,774,005
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(17,258)
Net cash used in investing activities	(17,258)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Placement fees receivable - non-current	(7,113,681)
Members' distributions	(3,695,000)
Net cash used in financing activities	(10,808,681)
Net (decrease) in cash	(51,934)
Cash at - January 1, 2010	167,936
Cash at - December 31, 2010	$ 116,002

See the accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Stanwich Advisors, LLC (the "Company") was formed on October 25, 2002 as a limited liability company under the laws of the State of Connecticut. The Company provides consulting, advisory and capital raising services to alternative investment asset managers.

The Company filed an application for registration as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended, and was registered as a broker dealer on June 5, 2003 with the National Association of Securities Dealers, Inc. ("NASD")

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Expenditures, for property and equipment are capitalized and depreciated over their service lives. Maintenance, repairs and minor renewals are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for that period.

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the financial statements. Under Connecticut Tax Code, a Connecticut limited liability company is subject to an annual minimum fee paid by April 30th. Other than the minimum fee, Connecticut also taxes income and loss at the individual member level.

Cash and Cash Equivalents
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2010 the Company maintained cash accounts that were not in excess of funds covered by insurance.

Contingencies
Contingencies include the usual obligations of a broker dealer. The Company does not maintain any customer accounts. At December 31, 2010 there were no unusual contingencies.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Risk
Substantially all of the Company's business activities are located within the tri-state metropolitan area. Management has made provisions for backup systems to safeguard company data.

15C-3 Exemption
The Company claims exemption from the requirements of Rule 15c-3 under section K2(i) of the rule.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Fair Value of Instruments
The Company's financial instruments are cash, current placement fees receivable, and accounts payable. The recorded value of the cash, current placement fees receivable and accounts payable approximate their fair values based on their short-term nature.

According to management, the recorded values of non-current placement fees receivable approximate their fair values.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 is comprised of the following:

Office furniture and equipment	$ 131,962
Leasehold improvements	93,034
	224,996
Less: Accumulated Depreciation	138,561
Net Fixed Assets	$ 86,435

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2010 the Company maintained net capital of $114,027 which was $109,027 in excess of its required net capital requirement of $5,000. At December 31, 2010 the Company's aggregated indebtedness to net capital ratio was .02 to 1.

NOTE 4 – PRIOR PERIOD ADJUSTMENT

Management has determined that the employee bonus pool should be accrued as of December 31, 2010. The bonus pool, as determined by management, is based on industry salary norms and on employee performance. The pool is 100% discretionary and is dependent on collections in January of the subsequent year. Based on the Company's history, collection of current placement fees receivables has been dependable and uninterrupted since the Company was formed.

Management has determined the 2010 bonus pool to be $655,000. Prior to 2010, management had not accrued the bonus pool at December 31st. Therefore, the financial statements reflect a prior period adjustment to record the 2009 bonus pool of $315,000 that was not previously accrued.

The prior period adjustment is therefore reported as follows:

Member Equity as previously reported on December 31, 2009	$ 4,052,136
Prior Period Adjustment for 2009 bonus pool	(315,000)
Members Equity after prior period adjustment on December 31, 2009	$ 3,737,136

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company leases office space at One Dock Street, Stamford, Connecticut 06902 pursuant to a five year lease dated March 12, 2008 with a commencement date of May 1, 2008. Additionally, the Company must pay a proportional share of annual increases for real estate taxes, insurance, maintenance and other operating expenses. At December 31, 2010 the minimum future lease payments are as follows:

2011	$ 65,100
2012	67,453
2013	22,746
Total	$ 155,299

NOTE 6 – SUBSEQUENT EVENTS

Management is not aware of any subsequent events occurring between December 31, 2010 and February 15, 2011, the date of issuance of these financial statements, that would have a material effect on the financial statements as presented.

SUPPLEMENTARY FINANCIAL INFORMATION

STANWICH ADVISORS, LLC
Supplementary Financial Information
Computation of Net Capital
December 31, 2010

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Members' Equity	$ 13,849,608
Add: Accrued bonus pool	655,000
	14,504,608
Less: Non allowable assets	
Accounts receivable – current	6,566,290
Prepaid expenses	4,058
Other current assets	7,693
Fixed assets - net	86,435
Haircut	30
Accounts receivable - non-current	7,721,058
Security deposits	5,017
Total Non Allowable Assets	14,390,581
NET CAPITAL	$ 114,027

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregated Indebtedness	
Accounts payable	$ 1,945
Net Capital	$ 114,027
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	.02 to 1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2010.